Mail Room 4561

February 5, 2010

James E. Peebles
Chairman of the Board
QuadraMed Corporation
12110 Sunset Hills Road
Reston, VA 20190

     Re: **QuadraMed Corporation**
             Preliminary Proxy Statement on Schedule 14A
             Filed February 4, 2010
             File No. 001-32283

Dear Mr. Peebles:

     We have completed our review of your Preliminary Proxy Statement filed on Schedule 14A and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Maryse Mills-Apenteng
                        Special Counsel

cc: <u>Via facsimile to: (202) 628-5116</u>
        Kelly G. Howard, Esq.
        Crowell & Moring LLP